VASOMEDICAL, INC.
                                180 Linden Avenue
                            Westbury, New York 11590


                                                  March 26, 2009



Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attn:    David Burton, Staff Accountant

Re:      Vasomedical, Inc.
         Item 4.01 Form 8-K
         Filed March 19, 2009
         File No. 0-18105

Ladies and Gentlemen:

     On behalf of Vasomedical, Inc. (the "Company"), the following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission ("SEC") set forth in its letter dated March 19, 2009 with respect to the above-referenced document filed by the Company. Supplemental information provided to you in this letter is based upon information and/or documentation provided by the Company. The numbers of our responses parallel the numbers in your March 19, 2009 comment letter.

Form 8-K dated March 18, 2009
-----------------------------

Item 4-01.  Changes in Registrant's Certifying Accountant.
----------------------------------------------------------

     1. Please be advised supplementally that we have revised the Form 8-K to include the subsequent interim period through March 18, 2009 and also have included Exhibit 16.


     Additionally, we acknowledge that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
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Securities and Exchange Commission
March 26, 2009
Page -2-



          o staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission to any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            VASOMEDICAL, INC.

                                            /s/  David Singh
                                            ------------------------------------
                                            David Singh
                                            Chief Financial Officer